

October 2, 2012

<u>Via E-mail</u>
Michael Hill
Chief Executive Officer
Lux Digital Pictures, Inc.
347 Chapala Street
Santa Barbara, CA 93101

      Re: **Lux Digital Pictures, Inc.**
              Current Report on Form 8-K
              Filed September 7, 2012
              File No. 333-153502

Dear Mr. Hill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   You disclose in your Form 8-K that, effective August 31, 2010, you completed the acquisition of the business and substantially all the assets of RadioLoyalty, Inc. Please amend your Form 8-K to include the required audited financial statements of RadioLoyalty and all information that would be required in a Form 10 registration statement regarding this transaction. See Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K. This information is required because you were a shell company prior to the transaction according to the Form 10-Q you filed for the quarterly period ended May 31, 2012.

2.   We note that RadioLoyalty acquired various assets including substantial accounts receivable. Tell us how you applied the guidance in Rule 11-01(d) of Regulation S-X, in evaluating whether RadioLoyalty acquired operations which constitute a business. If the

acquired operations meet the definition of a business, audited financial statements for that predecessor business are required for the periods specified in Rule 8-04(b) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director